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EXHIBIT 21.1

SUBSIDIARIES OF STANADYNE AUTOMOTIVE CORP.


Subsidiaries

Precision Engine Products Corp.
Precision Engine Products LTDA
Stanadyne Automotive Foreign Sales Corporation
Stanadyne Automotive SpA